

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 20, 2018

Eric Bjornholt
Chief Financial Officer
Microchip Technology, Inc.
2355 W. Chandler Blvd.
Chandler, AZ 85224

   Re: Microchip Technology, Inc.
     Form 10-K for the Fiscal Year Ended March 31, 2018
     Filed May 18, 2018
     Form 8-K filed on November 7, 2018
     Response dated October 4, 2018
     File No. 000-21184

Dear Mr. Bjornholt:

  We have reviewed your October 4, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 25, 2018 letter.

Form 8-K filed on November 7, 2018

Exhibit 99.1, page 11

1. We note your response to prior comment 2. The use of the term "net sales" within the title of your non-GAAP measure implies that it is derived from GAAP, when in fact, it is not a GAAP measure. Please revise the title of your "non-GAAP net sales" measure to more appropriately reflect the fact that this measure represents the sales of your product by your distributors to end customers during the period.

2.   Further, non-GAAP measures that reflect the impact of changes in distributor inventory levels substitute individually tailored revenue recognition and measurement methods for those of GAAP and do not comply with the guidance in Question 100.04 of the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures. Please revise accordingly.

 You may contact Tara Harkins at (202) 551-3639 or Lynn Dicker, Senior Accountant, at (202) 551-3616 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Electronics and Machinery